SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of December 2002 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


                 1000, rue de La Gauchetiere Ouest, Bureau 3700,
                    Montreal, Quebec H3B 4Y7, (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F                              Form 40-F     X
                     -----------                            -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                    No     X
                -----------                           -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

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News Release

For immediate release

                       BCE confirms discussions with CGI


Montreal, Quebec, December 18, 2002-- BCE Inc. (BCE) (TSX:BCE; NYSE: BCE) today confirmed that it has commenced discussions with CGI Group Inc. (CGI)
(TSX: GIB.A; NYSE: GIB) on the future of BCE's investment in CGI.

BCE has informed CGI that its prior publicly stated intentions, to dispose of the control block in CGI following the exercise of the put and call rights in 2003 and 2004, is no longer BCE's preferred course of action. While no final decisions have been made, BCE and CGI have commenced discussions to develop a plan with the following objectives:

(i)           to realize the maximum value of BCE's investment in CGI; and
(ii) to enhance the value of CGI by ensuring the continuity of CGI's management and CGI's ability to deliver high quality services to its customers.

BCE also informed CGI that if BCE were to divest a portion of its investment in CGI, this would be done in an orderly manner.

BCE confirmed that the existing commercial alliance between BCE and CGI will be maintained, including the various outsourcing and consulting services agreements provided by CGI to the BCE companies.

In order to allow appropriate time for these discussions, CGI's Majority Shareholders have agreed with BCE to defer until April 15, 2003 the exercise date of the put rights held by CGI's majority shareholders contained in the Options Agreement entered into between the Majority Shareholders, BCE, Bell Canada and CGI in 1998. Except for this deferral, the Options Agreement remains unchanged.

About BCE
BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

--30--


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements made in this press release, including, but not limited to, BCE's intentions concerning its investment in CGI Group Inc, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the ability of BCE and CGI to develop and implement a plan to achieve the objectives set out in this press release upon terms and conditions that are satisfactory to both parties; the fact that there can be no assurance as to the outcome of the discussions between BCE and CGI; the state of capital markets; general economic conditions; business conditions and market competition in the information technology industry; and closing conditions (including regulatory approvals) that would be applicable to any proposed dispositions by BCE. The forward-looking statements contained in this press release represent BCE's expectations as of December 18, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



For further information:

Nick Kaminaris                                                Isabelle Morin
Communications                                                Investor Relations
(514) 786-3908 (514) 786-3845 Web site: www.bce.ca

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     BCE Inc.



                             (Signed Michael T. Boychuk)
                             ---------------------------------------------------
                             Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                             Date: December 19, 2002